Exhibit 99.3
CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL
     The following table sets forth the consolidated capitalization of the Bank at April 30, 2010.

As at
April 30, 2010
(in millions of
Canadian dollars)
Non-Controlling Interest in Subsidiaries(1)
BMO BOaTS — Series D(2)	$606
BMO BOaTS — Series E(2)	454
Non-Controlling Interest in Other Subsidiaries	277

Total Non-Controlling Interest in Subsidiaries.	1,337

Subordinated Debt	3,682

Capital Trust Securities(1)
BMO BOaTS — Series A	350
BMO BOaTS — Series B	400
BMO BOaTS — Series C	400

Total Capital Trust Securities	1,150

Shareholders’ Equity
Preferred Shares(3)	2,571
Common Shares	6,590
Contributed Surplus	88
Retained Earnings	12,299
Accumulated Other Comprehensive Loss	(1,033)

Total Shareholders’ Equity	20,515

Total Capitalization	$26,684

Notes:

(1)	For more information on the classification of Capital Trust Securities, please refer to Note 19 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2009.

(2)	Amounts shown for BMO BoaTS — Series D — and BMO BoaTS — Series E are net of external issuance costs of $5 million and $3 million, respectively, and include distribution liability of $11 million and $7 million, respectively.

(3)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 5, 10, 13, 14, 15, 16, 18, 21 and 23. For more information on the classification of Preferred Shares, please refer to Note 21 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2009.